EXHIBIT 99.1
Shopify Announces Results of its 2018 Annual Meeting of Shareholders

Ottawa, Canada – May 30, 2018 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify” or the “Company”), the leading cloud-based, multi-channel commerce platform, today announced the results from its Annual Meeting of Shareholders (the “Meeting”) which took place today. All director nominees were re-elected to the Board of Directors and PricewaterhouseCoopers LLP was appointed as auditors. Shareholders approved the amendment and restatement of the Company’s Stock Option Plan and the Company’s Long Term Option Plan and approved all unallocated options under the Stock Option Plan, as amended, and all unallocated awards under the Long Term Option Plan, as amended, all as further described in the Company’s management information circular dated April 18, 2018 (the “Circular”). Shareholders approved the advisory resolution on the approach to executive compensation disclosed in the Circular.

The detailed results of the Meeting were as follows:

1. Election of Directors

The six (6) nominees for Director that were proposed by management of the Company were elected pursuant to a vote conducted by ballot. The votes were cast for each nominee as follows:

Director	Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
Tobias Lütke	185,500,290	99.72%	515,696	0.28%
Robert Ashe	184,687,273	99.29%	1,328,713	0.71%
Steven Collins	185,760,639	99.86%	255,347	0.14%
Gail Goodman	184,812,207	99.35%	1,203,779	0.65%
Jeremy Levine	185,211,826	99.57%	804,159	0.43%
John Phillips	183,924,490	98.88%	2,091,496	1.12%

2. Appointment of Auditor

Pricewaterhouse Coopers LLP were appointed as the Company’s auditors and the directors were authorized to fix the auditor’s compensation pursuant to a vote conducted by show of hands. Proxies were received as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
199,416,526	99.78%	438,461	0.22%

3. Approval of Amended and Restated Stock Option Plan

The Company’s amended and restated Stock Option Plan and all unallocated options under the Stock Option Plan, as amended, were approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
159,345,863	85.66%	26,670,122	14.34%

4. Approval of Amended and Restated Long Term Incentive Plan

The Company’s amended and restated Long Term Incentive Plan and all unallocated awards under the Long Term Incentive Plan, as amended, were approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
157,031,620	84.42%	28,984,364	15.58%

5. Advisory Vote on Executive Compensation

The advisory vote on executive compensation was approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
176,321,810	94.79%	9,694,175	5.21%

Following the Meeting, the Board of Directors selected Tobias Lütke to continue to serve as Chair of the Board of Directors, and Robert Ashe to continue to serve as Lead Independent Director.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 600,000 businesses in approximately 175 countries and is trusted by brands such as Red Bull, Nestle, Rebecca Minkoff, Kylie Cosmetics, and many more.

INVESTORS:
Katie Keita
Director, Investor Relations
613-241-2828
IR@shopify.com

MEDIA:
Sheryl So
Public Relations Manager
416-238-6705 x 302
press@shopify.com

SOURCE: Shopify